BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 5, 2020 12:01 AM Pacific Time

Incorporation Number: **BC1154543**

Recognition Date and Time: *Incorporated on February 27, 2018 03:22 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

THE REAL BROKERAGE INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Goodman, Daniel

Mailing Address:	**Delivery Address:**
45 ST. CLAIR AVENUE WEST, SUITE 1000 TORONTO ON M4V 1K9 CANADA	45 ST. CLAIR AVENUE WEST, SUITE 1000 TORONTO ON M4V 1K9 CANADA

Last Name, First Name, Middle Name:
Simpson, Alan

Mailing Address:	**Delivery Address:**
175 BLOOR STREET EAST NORTH TOWER, SUITE 901 TORONTO ON M4W 3R8 CANADA	175 BLOOR STREET EAST NORTH TOWER, SUITE 901 TORONTO ON M4W 3R8 CANADA

Last Name, First Name, Middle Name:
Rose, Laurence

Mailing Address:	**Delivery Address:**
175 BLOOR STREET EAST NORTH TOWER, SUITE 901 TORONTO ON M4W 3R8 CANADA	175 BLOOR STREET EAST NORTH TOWER, SUITE 901 TORONTO ON M4W 3R8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached